

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Robert Turner
Principal Executive Officer
PARETEUM Corp
1185 Avenue of the Americas, 37th Floor
New York, NY10036

  Re: PARETEUM Corp
    Registration Statement on Form S-3
    Filed June 12, 2018
    File No. 333-225574

Dear Mr. Turner:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1. We note that you are registering the resale of shares of common stock underlying warrants that were issued to certain investors in an unregistered offering in December 2017. You disclose that you concurrently conducted a registered direct offering of common stock to these same investors. Please provide us with your analysis as to whether the December 2017 concurrent registered and unregistered offerings should be integrated, and whether the investors were solicited by means of the registration statement or some other means. Refer to SEC Release No. 33-8828.

2.   For your December 2017 registered offering of common stock, you appear to have relied upon General Instruction I.B.6 to Form S-3, which limits the amount of securities you may sell by requiring that the aggregate market value of securities sold by the company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale is no more than one-third of the aggregate market value of your common equity held by non-affiliates. In this regard, we note that your prospectus supplement to Form S-3 (file no. 333-213575) filed on December 1, 2017, relating to your offering of 7,151,146 shares of common stock, discloses that as of the date of filing, the aggregate market value of your outstanding common equity held by non-affiliates was approximately $41,416,576 and that you had sold $13,003,957 in securities pursuant to General Instruction I.B.6 during the prior 12-calendar month period. Please provide us with a detailed analysis regarding whether your December 2017 registered offering was, and whether the resale offering you are currently seeking to register is, consistent with General Instruction I.B.6 to Form S-3. Refer to Securities Act Forms Compliance and Disclosure Interpretations 116.22 and 116.25 for guidance.

3.   We note your Form 8-K filed June 7, 2018, disclosing your potential acquisition of Artilium plc. Please advise whether this acquisition is probable, and if so, tell us what the significance of this acquisition will be to your business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X. In this regard, we note that if such acquisition will be more than 50% significant, it appears you would be required to include or incorporate by reference the information required by Rule 3-05 and Article 11 of Regulation S-X before your registration statement is declared effective. See Item 11(b)(i) of Form S-3, and Item 3-05(a)(i) and Article 11-01(a)(2) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Katherine Wray, Staff Attorney, at (202) 551-3483 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services